FIRST CITY LIQUIDATING TRUST
                              CLASS C BENEFICIAL INTEREST

                           Filing Type: Schedule TO-T/A-2
                           Description: Tender Offer

                           Filing Date: October 25, 2001
                            Period End: N/A


             Primary Exchange: Over the Counter
                                     Ticker: FCFCZ

























                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO - T/A-2

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                          First City Liquidating Trust
                           (Name of Subject Company)
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                         Corona Investments Corporation
                                Russell S. Molina
                        (Name of Filing Persons (Offeror)
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                           Class C Beneficial Interest
                          (Title of Class of Securities)
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                                     33762E 20 7
                      (CUSIP Number of Class of Securities)
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                                 Russell S. Molina
                            Corona Investments Corporation
                                4900 Woodway Suite 650
                                   Houston, TX 77056
                                      877-966-3268

              (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                            Copy to: Steven W. Schuster, Esq.
                                 McLaughlin & Stern, LLP
                                   260 Madison Avenue
                                   New York, NY 10023
                                     (212) 448-1100
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                           CALCULATION OF FILING FEE
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Transaction Valuation*                                     Amount of Filing Fee
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$1,088,593.50                                                      $217.72**

     o For the purpose of calculating the fee only. Calculated by multiplying $1.50 per certificate tender offer price, by 725,729, the maximum number of Class C Certificates sought in this offer.

     **  Calculated as 1/50 of 1% of the transaction value.

[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $152.84    Filing Party: Corona Investments Corporation
Form or Registration No.: SC TO-T/A      Date Filed: October 9, 2001

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Tender Offer Statement on Schedule TO-T/A-2 (this "Schedule TO-T/A-2")
is the second amendment to the Schedule TO-T filed September 7, 2001 and the amended Schedule TO-T/A filed October 9, 2001 by Corona Investments Corporation and its controlling person, Russell S. Molina (the "Purchaser") to purchase all
of  the  issued  and  outstanding  Class  C  Beneficial  Interest   Certificates
("Shares") of First City Liquidating Trust (the "Trust") at a purchase price of $1.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the revised and updated Offer to Purchase dated October 9, 2001 (the "Offer to Purchase") and in the related revised and updated Letter of Transmittal dated October 9, 2001 (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2)(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Shares are not entitled to any dividends. The Shares are last in line to the liquidated assets of the Trust and retain no voting rights. The Trust has no voting securities issued or outstanding. No change in Management's control or the Trust's assets will occur as a result of this Offer.

     All information in the Offer documents are incorporated herein by this reference in response to all of the items set forth in this Schedule TO-T/A.

     The following Items of the Schedule TO-T/A-2 contain information that has not been sent to the holders of the certificates evidencing the Shares.


ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

Item 3 of the Schedule TO is hereby amended by adding the following:

     (a) The Managing Member of Corona Investments Corporation is Intertrust Management (Antilles) N.V. ("Intertrust"). Intertrust is a Netherlands Antilles Corporation that performs mainly administrative services for Corona Investments Corporation.

          Gregory Elias is the managing director of Intertrust.

     (b) Intertrust is an international trust company, involved in company formation and provision of administrative and advisory services. It provides administrative services in a number of jurisdictions for an international clientele.

     Gregory Elias has extensive international investment experience. For the past five years he has been the managing director of the Intertrust offices in Curacao where he has been responsible for the day to day activities of Intertrust providing advisory services to different clients.

     (c)(3) and (4) During the last five years, neither Intertrust, nor to the best of its knowledge, any of its executive officers, directors or its controlling person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

Item 5 of the Schedule TO is hereby amended by adding the following:

     (a) Shares reported on the amendment to Schedule 13D filed by New Coronado Investments Corporation were purchased as part of a tender offer commenced by New Coronado Investments on May 18, 2001 at a purchase price of $1.50 per Share.

     (d) Neither Intertrust nor its managing director has any conflicts of interest or potential conflicts of interest with respect to the Trust, any of its affiliates or any of the Trust's Portfolio Committee Members.



ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 8 of the Schedule TO is hereby amended by adding the following:

     (a) As of close of business on October 10, 2001 Mr. Molina,  as attorney in
fact  for  the  Group,   controls  215,766  Shares  representing  29.8%  of  the
outstanding Shares.


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2001

                                       Corona Investments Corporation
                                       a Netherlands Antilles Corporation

                                       By:     /s/Russell S. Molina________
                                       Name:   Russell Molina______________
                                       Title:  Attorney-in-Fact____________